FSD PHARMA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “FSD”, “we”, “us” or “our” refer to FSD Pharma Inc., together with our subsidiaries, on a consolidated basis as constituted on June 30, 2020.

This MD&A for the three and six months ended June 30, 2020 and 2019 should be read in conjunction with the Company’s unaudited consolidated financial statements, the accompanying notes for three and six months ended June 30, 2020, and 2019 and the audited financial statements and accompanying notes for the year ended December 31, 2019. The financial information presented in this MD&A is derived from the Company’s unaudited consolidated financial statements for the three and six months ended June 30, 2020 and 2019 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in Canadian dollars except where otherwise indicated.

This MD&A is dated as of August 7, 2020.

FORWARD-LOOKING INFORMATION

The information provided in this MD&A, including information incorporated by reference, may contain certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities legislation about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of the Company’s experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

This forward-looking information is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast”, “future”, “target”, “project”, “capacity”, “could”, “should”, “focus”, “proposed”, “scheduled”, “outlook”, “potential”, “may” or similar expressions and includes suggestions of future outcomes, including statements about the Company’s intention to increase its production through its proposed expansion of the cannabis cultivation facility located in Cobourg, Ontario and owned by the Company’s wholly owned subsidiary FV Pharma Inc. and the expected costs and timing thereof; the Company’s proposed partnership and joint ventures with, and investments in, other entities; the Company’s expected production capacity; the estimated costs of the Company’s proposed capital projects and future investments; potential proceeds from the exercise of the Company’s outstanding share purchase warrants; actions taken by the Company, or that the Company may take in the future, to adjust its capital structure; potential effects of regulations under the Cannabis Act (Canada) (together with the regulations thereunder (the “Cannabis Regulations”), the “Cannabis Act”) and related legislation introduced by provincial governments; the undertaking of clinical research to study the effects of the Company’s products on client health; the outcome of clinical trials related to ultra micro-palmitoylethanolamide (“"ultramicronized-PEA" or "FSD-201"); and the completion of any transaction with respect to FV Pharma, the Facility, the Facility Property, or the Disposal Group. Readers are cautioned not to place undue reliance on forward-looking information as the Company’s actual results may differ materially from those expressed or implied.

The Company has made certain assumptions with respect to the forward-looking statements regarding, among other things: the Company’s ability to generate sufficient cash flow from operations and obtain financing, if needed, on acceptable terms or at all; general economic, financial market, regulatory and political conditions in which the Company operates; the expected yield from the Company’s cultivation operations; purchaser interest in the Company’s products; competition from other licensed producers; anticipated and unanticipated costs; government regulation of the Company’s activities and products; the timely receipt of any required regulatory approvals; the Company’s ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; the Company’s ability to conduct operations in a safe, efficient and effective manner; and the Company’s expansion plans and timeframe for completion of such plans.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: reliance on the Licenses issued by Health Canada designating that, pursuant to the Cannabis Act, FV Pharma is authorized to cultivate, process cannabis and sell cannabis to other holders of licenses under the Cannabis Act pursuant to its Cultivation License, Processing License and Sale for Medical Purposes License; the limited operating history of the Company and history of losses; the Company’s ability to continue as a going concern; the highly speculative nature of drug development; the Company’s ability to generate sufficient revenue to be profitable; the Company’s ability to raise the capital necessary for it to execute its strategy; impact of any future recall of the Company’s products; increased competition in the cannabis or pharmaceutical markets in Canada and internationally; the impact of any negative scientific studies on the effects of cannabis and/or micro-PEA; the Company's inability to complete clinical trials and attain the regulatory approvals it needs to commercialize its pharmaceutical products; the Company's product candidates being in the preclinical development stage; the Company's ability to obtain regulatory approval in jurisdictions for any product candidates; delays in clinical trials; failure of clinical trials to demonstrate substantial evidence of the safety and/or effectiveness of product candidates; results of earlier studies or clinical trials not being predictive of future clinical trials; difficulties enrolling patients in clinical trials; potential side effects, adverse events or other properties or safety risks of pharmaceutical product candidates; regulatory regimes of locations for clinical trials outside of the United States; failure to obtain approval to commercialize product candidates outside of the United States; published clinical trial data may change in future trials; manufacturing problems resulting in delays in development or commercialization programs; inability to successfully validate, develop and obtain regulatory approval for companion diagnostic tests for drug candidates; changes in funding for the U.S. Food and Drug Administration ("FDA") and other government agencies; risks associated with development and commercialization of pharmaceutical products, including the inability to accurately predict timing or amounts of expenses, requirements of regulatory authorities, and completion of clinical studies; risks inherent in an agricultural business; rising energy costs; the Company’s reliance on key persons; the Company’s compliance with environmental, health and safety laws and regulations; insurance risks; interruptions in the supply chain for key inputs; demand for skilled labour, specialized knowledge, equipment, parts and components; the Company’s reliance on the Facility (as defined herein) as its only property for cannabis cultivation and related ancillary business; the Company’s ability to manage its growth; the Company’s ability to successfully implement and maintain adequate internal controls over financial reporting or disclosure controls and procedures; the Company not having been required to certify that it maintains effective internal control over financial reporting or effective disclosure controls and procedures; increased costs as a result of operating as a public company in the United States; risks relating to our status as a foreign private issuer; the Company taking advantage of reduced disclosure requirements applicable to emerging growth companies; the Company’s ability to successfully identify and execute future acquisitions or dispositions; expansion of international operations; reliance on the operations of the Company’s partners; results of litigation; conflicts of interest between the Company and its directors and officers; payment of dividends; the partial dependence of the Company’s operations on the maintenance and protection of its information technology systems; unforeseen tax and accounting requirements; tax risks related to the Company’s status as a “passive foreign investment company”; regulatory risks relating to the Company’s compliance with the Cannabis Act and Cannabis Regulations; changes in laws, regulations and guidelines; the Company’s ability to maintain the Licenses; changes to the market price of cannabis; the ability of the Company to produce and sell cannabis supply; failure to execute definitive agreements with entities in which the Company has entered into letters of intent or memoranda of understanding; changes in government; changes in government policy; failure of counterparties to perform contractual obligations; the Company’s ability to successfully develop new products or find a market for their sale; lack of certainty regarding the expansion of the cannabis market; ability of key employees of the Company to obtain or renew security clearances in the future; the ability of the Company’s employees or shareholders to enter the United States; unfavorable publicity or consumer perception of the Company and the cannabis industry; the Company’s ability to promote and sustain its brands; marketing constraints in the cannabis and pharmaceutical industries; product liability claims or regulatory actions; the shelf life of inventory; fair value adjustments to the Company’s biological assets; reputational risks to third parties with whom the Company does business; the Company’s ability to produce and sell its medical products outside of Canada; co-investment risks; failure to comply with laws and regulations; the Company’s reliance on its own market research and forecasts; competition from synthetic production and new technologies; the Company’s ability to transport its products; liability arising from any fraudulent or illegal activity; the existence and growth of the cannabis industry; product liability lawsuits; misconduct or other improper activities by employees, independent contractors, consults, commercial partners and vendors; failure to achieve market acceptance in the medical community; inability to establish sales and marketing capabilities; failure to comply with health and data protection laws; reliance on third parties to conduct clinical trials; loss of single-source suppliers; reliance on contract manufacturing facilities; inability to obtain or maintain sufficient intellectual property protection for the Company's products; third-party claims of intellectual property infringement; patent terms being insufficient to protect competitive position on product candidates; inability to obtain patent term extensions or non-patent exclusivity; inability to protect the confidentiality of trade secrets; inability to protect trademarks and trade names; filing of claims challenging the inventorship of the Company's patents and other intellectual property; invalidity or unenforceability of patents; claims regarding wrongfully use or disclosed confidential information of third parties; inability to protect intellectual property rights around the world; the Company’s dual class share structure; that additional issuances of the Company’s shares could have a significant dilutive effect; and other factors beyond the Company’s control.

The Company cautions that the foregoing list of important factors is not exhaustive. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. You should carefully consider the matters discussed under “Risks Factors” in our Annual Information Form for the year ended December 31, 2019, Short Form Base Shelf Prospectus dated June 16, 2020 and Prospectus Supplement dated July 31, 2020.

The forward-looking statements contained or incorporated by reference in this MD&A are made as of the date of this MD&A or as otherwise specified. Except as required by applicable securities laws, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Additional information relating to FSD can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

The Company was formed under and is governed by the provisions of the Business Corporations Act (Ontario) (the "OBCA") on November 1, 1998 pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Company, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. On May 24, 2018 pursuant to Articles of Amendment, the Company changed its name to "FSD Pharma Inc." Our head office and principal place of business is at 520 Williams Street, Cobourg, Ontario, Canada K9A 3A5. Our registered office is at 1 Rossland Road West, Suite 202, Ajax, Ontario, Canada, M5C 1P1.

As of the date hereof, the Company currently has two material subsidiaries: (i) Prismic Pharmaceuticals Inc. (“Prismic”), which is wholly-owned by the Company and incorporated under the laws of the State of Arizona; and (ii) FV Pharma Inc. ("FV Pharma"), which is wholly-owned by the Company and incorporated pursuant to the OBCA. References herein to FSD Pharma’s Bioscience division includes Prismic.

The Company is a clinical-stage biotechnology company that is focused on bioscience, including research and development ("R&D") and clinical development of synthetic cannabinoid based treatments of certain disease conditions with an aim to improve patient outcomes. Our goal is for these compounds to ultimately be approved by the FDA and other international regulatory agencies as prescription medications.

FSD Pharma Bioscience

FSD Pharma Bioscience intends to leverage pharmaceutical synthetic compounds that target the endocannabinoid system of the human body, with a focus on pharmaceutical development through review and approval by the U.S. Food and Drug Administration (the "FDA") and other international regulatory agencies. The specific mechanisms of action of the various compounds is not yet fully understood, but it is likely that they work by mimicking the effects of the body's own cannabinoids, or endocannabinoids. The discovery of endocannabinoids – neurotransmitters, neuromodulators, and specialized receptors that the body produces autonomously and naturally − and of cannabinoid receptors in the brain and central nervous system, the peripheral nervous system, the body's immune system, and the gastrointestinal and genitourinary tracts, provided the basis for the belief these compounds may play an important medical role in impacting inflammation and disordered homeostasis in humans.

Endocannabinoids and their receptors play pivotal roles in the body's health and in many disease processes. In recent years, there has been considerable interest in cannabinoids for the treatment of human disease, through modulation of the endocannabinoid system. Scientific research since the 1960s shows that the endocannabinoid system may play a role in the management of many medical conditions and chronic diseases.

Through the Prismic transaction, the Company acquired an exclusive, worldwide (excluding Italy and Spain) license to exploit for pharmaceutical purposes patents and other intellectual property rights to ultra micro-palmitoylethanolamide ("PEA") owned by Epitech Group SpA (“Epitech”). PEA is a naturally occurring substance that is produced within the body in response to inflammation and interacts with endocannabinoid receptors throughout the body, including the central nervous system. FSD is currently seeking to advance pharmaceutical development programs centered on FSD201 ultra micro-PEA that meet one or more selected criteria. All efforts are intended to be founded on a biologic plausibility of an efficacious effect with a high safety profile.

The Company has successfully completed Phase 1 first-in-human safety and tolerability study for FSD201 and has found the compound to be safe with no serious adverse side effects. This study also validated considerable scientific literature already published in the European Union that claims safety and tolerability of micro-PEA. Ultra-micro PEA is currently being dispensed in Italy and Spain as a prescription based medical food supplement since 2004.

The Company received permission from FDA in June 2020 to submit an Investigational New Drug Application for the use of FSD201 to treat COVID-19, the disease caused by the SARS-CoV-2 virus.

Severe COVID-19 is characterized by an over-exuberant inflammatory response that may lead to a cytokine storm and ultimately death. The Company is focused on developing FSD201 for its anti-inflammatory properties to avoid the cytokine storm associated with acute lung injury in hospitalized COVID-19 patients.

Epitech License Agreement

On January 8, 2020, the Company entered into an amended and restated license agreement with Epitech (the "License Agreement"), which amended and restated the license agreement between Prismic and Epitech through which Prismic secured certain intellectual property rights to PEA from Epitech. The License Agreement grants the Company an exclusive, worldwide license (excluding Italy and Spain where the Company is not licensed and Epitech remains entitled to commercialize the Licensed Products (as defined herein), directly or indirectly) (the "Epitech License") to research, manufacture and commercialize products (the "Licensed Products") that are developed using certain proprietary formulations of PEA owned by Epitech and that are to be used to treat chronic kidney disease in humans or, if a prescription drug, any other human condition that is related to pain and chronic pain. The Epitech License also gives FSD the right to use the Licensed IP (as defined in the Epitech License) in the development of a prescription drug for the treatment of the cytokine storm associated with COVID-19. In addition, under the terms of the Epitech License, if Epitech develops or commercializes a prescription drug for the treatment of any other human condition unrelated to pain and chronic pain (a "Different Prescription Drug") in its territory, the Company has a first refusal right to use Epitech's patents to develop and commercialize this Different Prescription Drug in its territory (i.e. worldwide excluding Italy and Spain). Should the Company exercise this right, but then fail to demonstrate commercially reasonable efforts to develop the Different Prescription Drug in the two years following, Epitech would be free to exploit and/or license to third parties the use of the patents for the Different Prescription Drug. The FSD-201 COVID-19 Trials are subject to such requirements. Finally, the Epitech License provides the Company with a nonexclusive license to use Epitech's scientific and technical know-how with respect to ultramicronized-PEA in connection with the development or commercialization of the Licensed Products discussed above.

Under the terms of the License Agreement, the Company is required to make payments to Epitech upon the achievement of specified milestones. Upon first notification by the FDA of approval of a New Drug Application, the non-refundable sum of US$700,000 is due and payable to Epitech. Within ten business days of the first notification of approval of a Supplemental New Drug Application by the FDA, the Company is required to pay the non-refundable sum of US$1,000,000 to Epitech.

The License Agreement also specifies certain royalty payments. Pursuant to the License Agreement, the Company must pay Epitech 25% (in the case of non-prescription drug rights) and 5% (in the case of prescription drug rights) of any one-off lump sum payments it receives as consideration for granting a sub-license to a third-party with respect to a Licensed Product. In addition, the Company is required to pay either: (a) 7% of net sales of the Licensed Products in a product regulatory category other than prescription drugs placed on the market by the Company; (b) 25% of the royalties received by the Company from sub-licensees (such royalties, the "Net Receipts") where Licensed Products in a product regulatory category other than prescription drugs are placed on the market by such sub-licensees; or (c) 5% of net sales or Net Receipts of the Licensed Products that are prescription drugs.

Unless otherwise terminated in accordance with its terms, the Epitech License will remain in force until the Company is no longer obligated to pay royalties under the License Agreement, which obligation will expire on a country-by-country basis when the last valid claim of the Licensed Patents covering the Licensed Products in a given country expires. The approval of a therapeutically equivalent, generic version of the Licensed Product(s) in a country will conclusively demonstrate that a valid claim does not cover the Licensed Products in that country. If there are no patents covering the Licensed Products in a country, royalties are payable for the license of the scientific and technical know-how under the Epitech License until expiration of the last-to expire Epitech patent that relates to PEA.

The above description of the License Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is available under the Company's SEDAR and EDGAR profiles.

Cannabis Licenses

The Company holds three licenses from Health Canada: (i) a Cultivation License (defined below); (ii) a Processing License (defined below); and (iii) a Sale for Medical Purposes Licence (collectively, the "Licenses"). FV Pharma received its initial License under section 22(2) of the Access to Cannabis for Medical Purposes Regulations ("ACMPR") on October 13, 2017, authorizing FV Pharma to cultivate and process cannabis (the "Cultivation Licence"). In addition, the License permitted FV Pharma to acquire cannabis plants and/or seeds for the purpose of initiating plant growth and for conducting analytical testing.

On February 19, 2019, the Company announced that FV Pharma had received its Standard Processing Licence (the "Processing Licence"). The Processing Licence allows FV Pharma to produce cannabis, other than obtain it by cultivating, propagating or harvesting it (i.e. extract oils). Under Health Canada's new Cannabis Regulations, the Processing Licence is required for any facility that is processing more than the equivalent of 600 kg of dried flowers per year.

On April 18, 2019, the Company received a Sale of Medical Cannabis Licence (the "Sale for Medical Purposes Licence") to supply and sell certain cannabis products under the Cannabis Act, which was limited to cannabis plants and cannabis plant seeds. On June 21, 2019, the Company received an amendment to its Sale for Medical Purposes Licence, which now permits FV Pharma to sell or provide fresh cannabis or dried cannabis oil to such other persons who are permitted to purchase medical cannabis products under the Cannabis Act. The Licences are valid until October 13, 2020.

The Company commenced sales of medical cannabis under the Licenses in August 2019. The Company is not currently licensed to sell cannabis for adult recreational use, and has no immediate plans to apply for a license that would permit us to do so. However, the Company has made investments in certain recreational cannabis retailers in Canada.

On July 30, 2020, the Company announced that it has notified Health Canada of the Company’s decision to forfeit the licenses of FV Pharma and suspend all activities by FV Pharma within 30 days. The Company has actively been in the process of liquidating all of FV Pharma's assets, including the sale of its Facility and/or the adjacent real estate.

The Facility

FV Pharma's plant and operations are located at its facility located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the "Facility"). FV Pharma acquired the Facility in November 2017 and expanded operations into the Facility in 2018, following approval from Health Canada and the completion of financing to complete its proposed capital improvements. The Facility is licensed for 25,000 square feet. Within this 25,000 square feet, the space is designated for several purposes: flowering, vegetation, drying, packaging and ancillary space. The overall square footage also includes truck traps and hallways. 9,500 square feet is canopy space (flower rooms plus vegetation rooms). In total, the Facility hosts an existing 620,000 square feet of building space.

As of the date hereof, the Company has not entered into any contractual arrangements and has no current commitments for capital expenditures with respect to the build-out of the Facility. The Company owns the 70-acre property on which the Facility is located (the "Facility Property"). Approximately 32 acres of the Facility Property are utilized for the Facility's current building, with the remaining 38 acres available for additional development.

In March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business operated through FSD Pharma Bioscience and Prismic. The Company is actively exploring a sale of the Facility and/or the Facility Property. The Company has not entered into any binding agreements in this regard, and there are no assurances that discussions with prospective purchasers will culminate in a sale, nor as to the timing or terms associated with any such sale. See further discussion below under "Discontinued Operations".

The Company is not engaged in cannabis-related activities in the United States. Prismic is a pharmaceutical company and not a cannabis company.

IMPACT OF COVID-19

During the three and six months ended June 30, 2020, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19,” has resulted in governments worldwide enacting emergency measures to combat the spread of COVID-19. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of COVID-19 and the actions required to contain COVID- 19 or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions and measures recommended by public health authorities. It is not possible to reliably estimate the length and severity of these developments and any resulting impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

In order to mitigate the impact of COVID-19 the Company implemented a systematic and orderly scale back of FV Pharma's cultivation operations and a furlough policy for its workforce, except for certain personnel working staggered shifts to ensure continuity of operations and licensure effective March 23, 2020. The Company has also closed its facility to collaboration partners and ceased their operations. The impact of COVID-19 did not have a material impact on our financial results for the three and six months ended June 30, 2020.

DISCONTINUED OPERATIONS

In March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business operated through FSD Pharma Bioscience and Prismic. Accordingly, the Company has initiated a process to sell its Cobourg facility and exit the medical cannabis industry. The Company expects that the sale of the Cobourg Facility will be completed within the next 12 months and is actively marketing the Facility for sale.

Assets held for sale consists of the Cobourg Facility, all biological assets and inventory on hand, and equipment related to the Cobourg Facility operations (collectively the “Disposal Group”). It is anticipated that no liabilities of the Company will be transferred as part of any proposed transaction. Results of operations related to the Cobourg Facility are reported as discontinued operations for the three and six months ended June 30, 2020 and 2019.

Discontinued operations are reported when a component of the Company, representing a separate major line of business or area of operations with clearly distinguishable cash flows, has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Discontinued operations are reported as a separate element of net income or loss on the consolidated statement of net and comprehensive loss for both the current and comparative periods. When a disposal group is classified as held for sale, assets and liabilities are aggregated and presented as separate line items, respectively, on the consolidated statement of financial position. Comparative periods are not restated on the consolidated statement of financial position. Assets held for sale are not depreciated and are measured at the lower of carrying value and fair value less costs to sell.

In accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, the assets held for sale were assessed for impairment based on fair value less costs to sell. The fair value was measured using the price at which the Company expects to receive for the disposal group less estimates for the costs of disposal. The fair value less costs to sell was higher than the carrying value of the disposal group resulting in recognition of the resulting group at carrying value.

SELECTED FINANCIAL HIGHLIGHTS

The following table presents selected interim financial information for the three and six months ended June 30, 2020 and 2019:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2020	2019	2020	2019
		[Restated]		[Restated]
	$	$	$	$
General and administrative	2,537,795	2,818,653	6,546,664	4,922,983
External research and development fees	2,075,658	—	2,478,945	—
Share-based payments	483,956	5,128,888	3,546,886	5,431,746
Depreciation and amortization	1,321,730	—	2,612,878	—
Impairment of right-of-use asset	—	—	119,447	—
Total operating expenses	6,419,139	7,947,541	15,304,820	10,354,729
Net loss from continuing operations	(5,218,070)	(14,107,322)	(16,064,683)	(15,274,463)
Net loss from discontinued operations	(753,595)	(1,582,944)	(2,351,182)	(2,713,089)
Net loss for the period	(5,971,665)	(15,690,266)	(18,415,865)	(17,987,552)

OVERALL FINANCIAL PERFORMANCE

Three and six months ended June 30, 2020

For the three and six months ended June 30, 2020, general and administrative expenses were $2,537,795 and $6,546,664, respectively, compared to $2,818,653 and $4,922,983 for the comparative periods in the prior year. This represents a decrease of $280,858 or 10% for the three months ended June 30, 2020 and an increase of $1,623,681 or 33% for the six months ended June 30, 2020, compared to the equivalent periods in the prior year. The decrease for the three months ended June 30, 2020 compared to the three months ended June 30, 2019 is primarily due to the discontinuance of FV Pharma operations. The increase for the six months ended June 30, 2020 compared to the six months ended June 30, 2019 is primarily related to the expanded operations associated with the acquisition of Prismic in June 2019 and higher professional fees and insurance expense as a result of the NASDAQ listing in January 2020.

For the three and six months ended June 30, 2020, external research and development fees were $2,075,658 and $2,478,945, respectively, compared to $nil for the three and six months ended June 30, 2019 representing an increase of $2,075,658 or 100% for the three months ended June 30, 2020 and an increase of $2,478,945 and 100% for the six months ended June 30, 2020. The increase is related to expenses incurred for the research and development of PEA within the Biosciences division.

For the three and six months ended June 30, 2020, share-based payments expense was $483,956 and $3,546,886, respectively, compared to $5,128,888 and $5,431,746 for the three and six months ended June 30, 2019, a decrease of $4,644,932 or 91% for the three months ended and a decrease of $1,884,860 or 35% for the six months ended June 30, 2020. The decrease in share-based payments is due to the variability in the number of options granted, vesting periods of the options and the grant date fair values.

For the three and six months ended June 30, 2020, depreciation and amortization was $1,321,730 and $2,612,878, respectively, compared to $nil for the three and six months ended June 30, 2019. The increase is primarily related to the amortization on the intangible asset recognized on the acquisition of Prismic on June 29, 2019.

For the three and six months ended June 30, 2020, impairment of right-of-use asset was $nil and $119,447, respectively, compared to $nil for the three and six months ended June 30, 2019. The increase is due to the impairment of the right-of-use asset related to an office lease. As of June 30, 2020, the Company did not occupy the leased premise and was unsuccessful in subleasing the space. The Company recognized an impairment loss of $119,447 for the six months ended June 30, 2020 resulting in right-of-use asset balance of $nil as at June 30, 2020.

For the three and six months ended June 30, 2020, net loss was $5,971,665 and $18,415,865, respectively, compared to $15,690,266 and $17,987,552 for the three and six months ended June 30, 2019. Net loss for the three and six months ended June 30, 2020 is comprised of net loss from continuing operations of $5,218,070 and $16,064,683 and net loss from discontinued operations of $753,595 and $2,351,182 compared to net loss from continuing operations of $14,107,322 and $15,274,463 and net loss from discontinued operations of $1,582,944 and $2,713,089 for the three and six months ended June 30, 2019.

	As at June 30,	As at December 31,
	2020	2019	Change
	$	$	$	%
Cash	13,388,102	7,932,737	5,455,365	69%
Total assets	52,020,211	57,447,463	(5,427,252)	-9%
Total liabilities	6,200,094	9,225,376	(3,025,282)	-33%

The Company concluded the six months ended June 30, 2020 with cash of $13,388,102 (December 31, 2019 – $7,932,737).

Cash used in operating activities for the six months ended June 30, 2020 was $12,251,369 compared to $11,367,285 for the six months ended June 30, 2019.

Cash provided by investing activities for the six months ended June 30, 2020 was $8,470,524 compared to cash used in investing activities of $553,285 for the six months ended June 30, 2019. The change is primarily due proceeds of $8,470,524 from the sale of investments during the six months ended June 30, 2020 compared to $555,614 used to purchase equipment for the six months ending June 30, 2019.

Cash provided by financing activities for the six months June 30, 2020 was $9,236,210 compared to cash provided by financing activities of $629,464 for the six months ended June 30, 2019. The increase is primarily due to proceeds of $9,185,158 from private placement and proceeds from exercise of stock options of $79,155 during the six months ended June 30, 2020 compared to proceeds of $629,464 from the exercise of stock options and warrants during the six months ended June 30, 2019.

RESULTS OF OPERATIONS

The following table outlines our consolidated statements of loss and comprehensive loss for the three and six months ended June 30, 2020 and 2019:

	Three months ended June 30,				Six months ended June 30,
		2019				2019
	2020	[Restated]	Change		2020	[Restated]	Change
	$	$	$	%	$	$	$	%
Expenses
General and administrative	2,537,795	2,818,653	(280,858)	-10%	6,546,664	4,922,983	1,623,681	33%
External research and development fees	2,075,658	—	2,075,658	100%	2,478,945	—	2,478,945	100%
Share-based payments	483,956	5,128,888	(4,644,932)	-91%	3,546,886	5,431,746	(1,884,860)	-35%
Depreciation and amortization	1,321,730	—	1,321,730	100%	2,612,878	—	2,612,878	100%
Impairment of right-of-use asset	—	—	-	100%	119,447	—	119,447	100%
Total operating expenses	6,419,139	7,947,541	(1,528,402)	-19%	15,304,820	10,354,729	4,950,091	48%

Loss from continuing operations	(6,419,139)	(7,947,541)	1,528,402	-19%	(15,304,820)	(10,354,729)	(4,950,091)	48%

Other income	(17,614)	—	(17,614)	100%	(35,695)	—	(35,695)	100%
Finance expense	91,019	—	91,019	100%	188,272	—	188,272	100%
Gain on settlement of financial liability	(53,714)	—	(53,714)	100%	(53,714)	—	(53,714)	100%
Loss (gain) on change in fair value derivative liability	—	1,756,438	(1,756,438)	-100%	(843,301)	1,756,438	(2,599,739)	-148%
Loss (gain) on changes in fair value of other investments	(1,220,760)	4,403,343	(5,624,103)	-128%	1,504,301	3,163,296	(1,658,995)	-52%
Net loss from continuing operations	(5,218,070)	(14,107,322)	8,889,252	-63%	(16,064,683)	(15,274,463)	(790,220)	5%

Net loss from discontinued operations	(753,595)	(1,582,944)	829,349	-52%	(2,351,182)	(2,713,089)	361,907	-13%
Net loss for the period	(5,971,665)	(15,690,266)	9,718,601	-62%	(18,415,865)	(17,987,552)	(428,313)	2%

REVIEW OF CONTINUING OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

General and administrative

General and administrative expenses for the three and six months ended June 30, 2020 and 2019 are comprised of:

	For the three months ended June 30,				For the six months ended June 30,
	2020	2019	Change		2020	2019	Change
	$	$	$	%	$	$	$	%
Professional fees	241,198	933,430	(692,232)	-74%	1,622,026	1,286,697	335,329	26%
General office, insurance and administration expenditures	1,032,804	386,011	646,793	168%	2,354,296	602,454	1,751,842	291%
Consulting fees	524,005	678,853	(154,848)	-23%	1,373,636	1,151,242	222,394	19%
Salaries, wages and benefits	637,767	916,523	(278,756)	-30%	1,282,318	1,445,927	(163,609)	-11%
Stock promotion	154,602	917,059	(762,457)	-83%	557,740	2,019,722	(1,461,982)	-72%
Building and facility costs	20,369	87,259	(66,890)	-77%	261,412	765,232	(503,820)	-66%
Foreign exchange loss	121,456	—	121,456	100%	45,003	—	45,003	100%
	2,732,201	3,919,135	(1,186,934)	-30%	7,496,431	7,271,274	225,157	3%
Allocated to:
Continuing operations	2,537,795	2,818,653	(280,858)	-10%	6,546,664	4,922,983	1,623,681	33%
Discontinued operations	194,406	1,100,482	(906,076)	-82%	949,767	2,348,291	(1,398,524)	-60%

Professional fees

	For the three months ended June 30,				For the six months ended June 30,
	2020	2019	Change		2020	2019	Change
	$	$	$	%	$	$	$	%
Professional fees	241,198	933,430	(692,232)	-74%	1,622,026	1,286,697	335,329	26%

Professional fees decreased from $933,430 to $241,198 or 74% for the three months ended June 30, 2020 compared to the equivalent period in the prior year. The decrease is primarily due to higher fees incurred for the three months ended June 30, 2019 related to the Prismic acquisition. Professional fees increased from $1,286,697 to $1,622,026 or 26% for the six months ended June 30, 2020, compared to the equivalent period in the prior year. The increase is related to legal fees incurred related to the NASDAQ listing, increase in audit fees and other legal fees related to general corporate matters. Professional fees fluctuate from period to period based on the nature of the transactions the Company undertakes.

General office, insurance and administration expenditures

General office, insurance and administration expenditures for the three and six months ended June 30, 2019 and 2018 are comprised of the following:

	For the three months ended June 30,				For the six months ended June 30,
	2020	2019	Change		2020	2019	Change
	$	$	$	%	$	$	$	%
Insurance, shareholders and public company costs	734,065	48,571	685,494	1411%	1,525,069	100,102	1,424,967	1424%
Travel, meals and entertainment	30,119	137,460	(107,341)	-78%	387,630	245,177	142,453	58%
Office and general administrative	268,620	199,980	68,640	34%	441,597	257,175	184,422	72%
General office, insurance and administration expenditures	1,032,804	386,011	646,793	168%	2,354,296	602,454	1,751,842	291%

Insurance, shareholders and public company costs

Insurance, shareholders and public company costs increased from $48,571 to $734,065 or 1411% and increased from $100,102 to $1,525,069 or 1424% for the three and six months ended June 30, 2020, respectively, compared to the equivalent periods in the prior year. The increase is primarily due to higher insurance costs associated with being a NASDAQ listed entity as of January 9, 2020.

Travel, meals and entertainment

Travel, meals and entertainment expenses decreased from $137,460 to $30,119 or 78% for the three months ended June 30, 2020 compared to the equivalent period in the prior year. The decrease is due to the impact of travel restrictions related to COVID-19. Travel, meals and entertainment expenses increased from $245,177 to $387,630 or 58% for six months ended June 30, 2020, compared to the equivalent period in the prior year. The increase is primarily related to travel expenditures incurred related to the development of PEA.

Office and general administrative

Office and general administrative expenses increased from $199,980 to $268,620 or 34% and increased from $257,175 to $441,597 or 72% for the three and six months ended June 30, 2020, respectively, compared to the equivalent periods in the prior year. The increase is related to growth of the Company’s Bioscience operations, acquisition of Prismic Pharmaceuticals and administrative costs incurred related to the research and development of PEA and ongoing clinical trials.

Consulting fees

	For the three months ended June 30,				For the six months ended June 30,
	2020	2019	Change		2020	2019	Change
	$	$	$	%	$	$	$	%
Consulting fees	524,005	678,853	(154,848)	-23%	1,373,636	1,151,242	222,394	19%

Consulting fees decreased from $678,853 to $524,005 or 23% for the three months ended June 30, 2020 compared to the equivalent period in the prior year. Consulting fees increased from $1,151,242 to $1,373,636 or 19% for the six months ended June 30, 2020 compared to the equivalent periods in the prior year. Consulting fees include fees paid to individuals and professional firms who provide advisory services to the Company and management team and fluctuate from period to period based on the nature of the transactions the Company undertakes.

Salaries, wages and benefits

	For the three months ended June 30,				For the six months ended June 30,
	2020	2019	Change		2020	2019	Change
	$	$	$	%	$	$	$	%
Salaries, wages and benefits	637,767	916,523	(278,756)	-30%	1,282,318	1,445,927	(163,609)	-11%

Salaries, wages and benefits expenses decreased from $916,523 to $637,767 or 30% and decreased from $1,445,927 to $1,282,318 or 11% for the three and six months ended June 30, 2020, respectively, compared to the equivalent periods in the prior year. The decrease is primarily due to employees terminated related to discontinuance of FV Pharma operations.

Stock promotion

	For the three months ended June 30,				For the six months ended June 30,
	2020	2019	Change		2020	2019	Change
	$	$	$	%	$	$	$	%
Stock promotion	154,602	917,059	(762,457)	-83%	557,740	2,019,722	(1,461,982)	-72%

Stock promotion expenses decreased from $917,059 to $154,602 or 83% and decreased from $2,019,722 to $557,740 or 72% for the three and six months ended June 30, 2020, respectively, compared to the equivalent periods in the prior year. The decrease is primarily related to lower spending on stock promotion and marketing during the three and six months ended June 30, 2020.

Building and facility costs

	For the three months ended June 30,				For the six months ended June 30,
	2020	2019	Change		2020	2019	Change
	$	$	$	%	$	$	$	%
Building and facility costs	20,369	87,259	(66,890)	-77%	261,412	765,232	(503,820)	-66%

Building and facility costs decreased from $87,259 to a $20,369 or 77% and decreased from $765,232 to $261,412 or 66% for the three and six months ended June 30, 2020, respectively, compared to the equivalent periods in the prior year. Such costs include property taxes, security services, repairs and maintenance expenditures and utilities. The decrease is primarily related to the discontinuance of FV Pharma operations.

Foreign exchange loss

	For the three months ended June 30,				For the six months ended June 30,
	2020	2019	Change		2020	2019	Change
	$	$	$	%	$	$	$	%
Foreign exchange loss	121,456	—	121,456	100%	45,003	—	45,003	100%

Foreign exchange loss increased from $nil to $121,456 and $45,003 for the three and six months ended June 30, 2020, respectively, compared to the equivalent periods in the prior year. The primary reason for the loss was due to the timing of payments and the fluctuations of the Canadian dollar relative to the US dollar during the three and six months ended June 30, 2020.

External research and development fees

	Three months ended June 30,				Six months ended June 30,
	2020	2019	Change		2020	2019	Change
	$	$	$	%	$	$	$	%
External research and development fees	2,075,658	—	2,075,658	100%	2,478,945	—	2,478,945	100%

External research and development fees increased from $nil to $2,075,658 and $2,478,945 for the three and six months ended June 30, 2020, respectively. The increase is related to expenses incurred for research and development of PEA.

Share-based payments

	Three months ended June 30,					Six months ended June 30,
	2020	2019	Change		2020	2019	Change
		[Restated]				[Restated]
	$	$	$	%	$	$	$	%
Share-based payments	483,956	5,128,888	(4,644,932)	-91%	3,546,886	5,431,746	(1,884,860)	-35%

Share-based payments decreased from $5,128,888 to $483,956 or 91% and from $5,431,746 to $3,546,886 or 35% for the three and six months ended June 30, 2020 compared to the three and six months ended June 30, 2019. The decrease in share-based payments is due to the variability in the number of options granted, vesting periods of the options and the grant date fair values. During the six months ended June 30, 2020, the Company cancelled 822,139 stock options outstanding and issued 822,139 replacement stock options at an exercise price of $3.86 resulting in incremental grant date fair value of $879,717 which was expensed immediately as all the replacement stock options vested on the date of replacement.

Depreciation and amortization

	Three months ended June 30,				Six months ended June 30,
	2020		Change		2020	2019	Change
	$	$	$	%	$	$	$	%
Depreciation and amortization	1,321,730	—	1,321,730	100%	2,612,878	—	2,612,878	100%

Depreciation and amortization increased from $nil to $1,321,730 and $2,612,878 for the three and six months ended June 30, 2020, respectively. The increase is primarily related to amortization on the intangible asset recognized on the acquisition of Prismic on June 29, 2019.

Impairment of right-of-use asset

	Three months ended June 30,				Six months ended June 30,
	2020	2019	Change		2020	2019	Change
	$	$	$	%	$	$	$	%
Impairment of right-of-use asset	—	—	—	N/A	119,447	—	119,447	100%

For the three and six months ended June 30, 2020, impairment of right-of-use asset was $nil and $119,447, respectively, compared to $nil for the three and six months ended June 30, 2019. The increase is due to the impairment of the right-of-use asset related to an office lease. As of June 30, 2020, the Company did not occupy the leased premise and was unsuccessful in subleasing the space. The Company recognized an impairment loss of $119,447 for the six months ended June 30, 2020 resulting in right-of-use asset balance of $nil as at June 30, 2020.

Finance expense

Finance expense is primarily comprised of interest on notes payable assumed on acquisition of Prismic Pharmaceuticals in June 2019.

Gain on settlement of financial liability

Gain on settlement of financial liability is related to the settlement of notes payable and accrued interest through the issuance of Class B Common Shares.

Loss (gain) on change in fair value of derivative liability

During the six months ended June 30, 2020, the Company recognized a gain on change in fair value of derivative liability of $843,301 related to the settlement of Solarvest BioEnergy Inc. derivative liability with the issuance of 225,371 Class B Common Shares on February 4, 2020.

For the three and six months ended June 30, 2019, the Company recognized a loss on change in fair value of derivative liability of $1,756,438. The derivative liabilities were related to investments in Solarvest BioEnergy Inc. and Pharmadrug Inc.

Loss/gain on changes in fair value of other investments

The Company has various investments accounted for at fair value through profit or loss resulting in recognition of loss/gain as the fair value fluctuates.

			Change in fair value
		Balance at December	through profit or	Proceeds	Balance at
Entity	Instrument	31, 2019	loss	from sale	June 30, 2020
		$	$	$	$
Pharmadrug Inc.	Shares	339,060	517,772	(727,032)	129,800
Cannara Biotech Inc.	Shares	9,069,038	(1,325,546)	(7,743,492)	—
Clover Cannastrip	Shares	—	—	—	—
HUGE Shops	Shares	760,868	(306,653)	—	454,215
SciCann Therapeutics	Shares	712,248	(137,657)	—	574,591
Solarvest BioEnergy Inc.	Shares	435,000	(105,000)	—	330,000
Solarvest BioEnergy Inc.	Warrants	116,650	(63,217)	—	53,433
Solarvest BioEnergy Inc.	Convertible debenture	348,000	(84,000)	—	264,000
		11,780,864	(1,504,301)	(8,470,524)	1,806,039

REVIEW OF DISCONTINUED OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

The following table outlines our net loss from discontinued operations for the three and six months ended June 30, 2020 and 2019:

	For the three months ended		For the six months ended June
	2020	2019	2020	2019
	$	$	$	$

Revenue	8,366	—	11,611	—

Cost of revenue	586,740	—	1,109,363	—
Gross loss before fair value adjustment	(578,374)	—	(1,097,752)	—
Fair value adjustments on inventory sold	(684)	—	(1,256)	—
Unrealized loss on changes in fair value of biological assets	—	321,375	221,835	175,524
Gross loss	(577,690)	(321,375)	(1,318,331)	(175,524)

Expenses
General and administrative	194,406	1,100,482	949,767	2,348,291
Depreciation and amortization	—	179,588	120,085	226,275
Total operating expenses	194,406	1,280,070	1,069,852	2,574,566

Loss from discontinued operations	(772,096)	(1,601,445)	(2,388,183)	(2,750,090)

Other income	(18,501)	(18,501)	(37,001)	(37,001)
Net loss from discontinued operations	(753,595)	(1,582,944)	(2,351,182)	(2,713,089)

Revenue

Revenue was $8,366 and $11,611 from discontinued operations for the three and six months ended June 30, 2020 compared to $nil for the equivalent periods in the prior year. The increase is due to the sale of cannabis which did not commence until August 2019.

Cost of revenue

For the three and six months ended June 30, 2020, cost of revenue from discontinued operations was $586,740 and $1,109,363 compared to $nil for the three and six months ended June 30, 2019. The increase in cost of revenue from discontinued operations is primarily related to the sale of cannabis which did not commence until August 2019. The Company obtained its sales license on June 21, 2019. Cost of revenue includes the cost of inventory sold, production costs expensed and impairment charges. Direct and indirect production costs include labor, processing, testing, packaging, quality assurance, security, inventory, shipping, depreciation of production equipment, production management and other related expenses. During the six months ended June 30, 2020 the Company recognized $710,905 of impairment charges related to inventory in cost of revenue.

Unrealized loss on changes in fair value of biological assets

Loss on change in fair value of biological assets for the three and six months ended June 30, 2020 was $nil and $221,835 compared to the loss from change in fair value of biological assets for the three and six months ended June 30, 2019 of $321,375 and $175,524. As of June 30, 2020 the Company did not have any biological assets.

General and administrative

	For the three months ended June 30,				For the six months ended June 30,
	2020	2019	Change		2020	2019	Change
	$	$	$	%	$	$	$	%
General office and administration	121,402	96,700	24,702	26%	260,495	137,132	123,363	90%
Salaries, wages and benefits	52,635	916,523	(863,888)	-94%	427,860	1,445,927	(1,018,067)	-70%
Building and facility costs	20,369	87,259	(66,890)	-77%	261,412	765,232	(503,820)	-66%
	194,406	1,100,482	(906,076)	-82%	949,767	2,348,291	(1,398,524)	-60%

General and administrative expenses from discontinued operations decreased from $1,100,482 for the three months ended June 30, 2019 to $194,406 for the three months ended June 30, 2020 and decreased from $2,348,291 for the six months ended June 30, 2019 to $949,767 for the six months ended June 30, 2020. The primary reason for the decrease is the discontinuance of FV Pharma operations.

SELECTED QUARTERLY INFORMATION

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters commencing July 1, 2018 and ending June 30, 2020. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2019 and the unaudited consolidated financial statements for the period ended June 30, 2020. This data should be read in conjunction with our audited annual financial statements for the year ended December 31, 2019 and the unaudited financial statements for the period ended June 30, 2020. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,
	2020	2020	2019	2019	2019	2019	2018	2018
	$	$	$	$	$	$	$	$
			[restated]	[restated]	[restated]
Revenue	—	—	—	—	—	—	—	—
Other income	17,614	18,081	51,535	—	—	—	—	—
Net (loss) income for the period	(5,971,665)	(12,444,200)	(17,063,627)	(16,962,007)	(15,690,266)	(2,297,286)	(20,898,074)	3,857,181
Net (loss) income per share - basic	(0.66)	(1.53)	(2.16)	(2.24)	(2.24)	(0.33)	(3.05)	0.58
Net (loss) income per share - diluted	(0.66)	(1.53)	(2.16)	(2.24)	(2.24)	(0.33)	(3.05)	0.50

Revenue

The Company commenced sales of medical cannabis in August of 2019. Prior to August 2019, the Company did not have any revenue from sales of cannabis. For the three and six months ended June 30, 2020, the Company has revenue of $nil from continuing operations.

Other income

Prior to the three months ended March 31, 2020, other income earned was from subleasing an unused portion of its Cobourg facility to unrelated third parties. During the three and six months ended June 30, 2020, other income earned was related to interest income. Other income from discounted operations are presented part of net (loss) income.

Restatement of comparative figures and key metrics

In preparation of the June 30, 2020 condensed consolidated interim financial statements, certain errors to the previously issued June 30, 2019 condensed consolidated interim financial statements were identified by management. The errors related to errors in the application of accounting for stock-based compensation, other investments, and derivative liability.

The errors have been corrected by restating each of the affected financial statement line items for the three and six months ended June 30, 2019 as follows:

				For the three months
Statement of Loss and Comprehensive Loss				ended June 30, 2019
		As previously
		reported	Adjustments	As revised
	Note	$	$	$
Share-based payments	[i]	5,383,199	(254,311)	5,128,888
Loss on change in FV of derivative liability	[ii]	—	1,756,438	1,756,438
Gain on changes in fair value of other investments	[iii]	4,460,724	(57,381)	4,403,343
Net loss for the period		(14,245,520)	(1,444,746)	(15,690,266)

				For the six months
Statement of Loss and Comprehensive Loss				ended June 30, 2019
		As previously
		reported	Adjustments	As revised
	Note	$	$	$
Loss on change in FV of derivative liability	[ii]	—	1,756,438	1,756,438
Gain on changes in fair value of other investments	[iii]	3,220,677	(57,381)	3,163,296
Net loss for the period		(16,542,806)	(1,444,746)	(17,987,552)

[i] Adjustment to share-based payments of $254,311 was made and a corresponding increase to contributed surplus related to recording the share-based compensation granted during the three months ended June 30, 2019.

[ii] Adjustments to derivative liability and change in fair value of derivative liability for initial and subsequent accounting treatment under share exchange agreements entered into during the three months ended June 30, 2019. This results in increase in derivative liability of $2,291,037 with corresponding increase of $500,000 in investments and recognition of loss on change in fair-value of derivative liability of $1,756,438.

[iii] Increase to other investments to correct the fair value of privately held investments of $283,003 and to recognize $274,378 related to the fair value of the conversion feature of convertible debentures held by the Company. This results in an increase of $557,381 to other investments with the corresponding recognition of a $500,000 derivative liability and $57,381 gain on change in fair value of other investments.

The restatements were all non-cash and did not have any impact on cash used in operations, cash provided by (used in) investment activities and cash provided by financing activities.

As a result of the restatement to the three and six months ended June 30, 2019, three months ended September 30, 2019, nine months ended September 30, 2019 and the three months ended December 31, 2019 were also restated.

The errors have been corrected by restating each of the affected financial statement line items for the three and nine months ended September 30, 2019 as follows:

			For the three months
			ended September 30,
Statement of Loss and Comprehensive Loss			2019
	As previously
	reported	Adjustments	As revised
	$	$	$
Share-based payments	6,205,323	588,291	6,793,614
Loss on change in FV of derivative liability	1,700,000	(334,403)	1,365,597
Gain on changes in fair value of other investments	2,075,717	57,381	2,133,098
Net loss for the period	(16,650,738)	(311,269)	(16,962,007)

			For the nine months
			ended September 30,
Statement of Loss and Comprehensive Loss			2019
	As previously
	reported	Adjustments	As revised
	$	$	$
Share-based payments	11,891,280	333,980	12,225,260
Loss on change in FV of derivative liability	1,700,000	1,422,035	3,122,035
Gain on changes in fair value of other investments	5,296,394	—	5,296,394
Net loss for the period	(33,193,544)	(1,756,015)	(34,949,559)

The errors have been corrected by restating each of the affected financial statement line items for the three months ended December 31, 2019 as follows:

			For the three months
			ended December 31,
Statement of Loss and Comprehensive Loss			2019
	As previously
	reported	Adjustments	As revised
	$	$	$
Share-based payments	4,169,939	(333,980)	3,835,959
Loss on change in FV of derivative liability	1,868,305	(1,422,035)	446,270
Net loss for the period	(18,819,642)	(1,756,015)	(17,063,627)

The restatements above did not have any impact on the December 31, 2019 audited consolidated financial statements.

FINANCIAL POSITION

	As at	As at
	June 30,	December 31,	Change
	2020	2019	$	%
ASSETS
Current
Cash	13,388,102	7,932,737	5,455,365	69%
Other receivables	2,070,838	2,070,055	783	0%
Prepaid expenses and deposits	1,972,312	430,381	1,541,931	358%
Inventories	—	942,939	(942,939)	-100%
	17,431,252	11,376,112	6,055,140	53%
Assets held for sale	11,922,750	—	11,922,750	100%
	29,354,002	11,376,112	17,977,890	158%
Non-current
Other investments	1,806,039	11,780,864	(9,974,825)	-85%
Right-of-use asset, net	—	127,410	(127,410)	-100%
Property, plant and equipment, net	—	11,804,145	(11,804,145)	-100%
Intangible assets, net	20,860,170	22,358,932	(1,498,762)	-7%
	22,666,209	46,071,351	(23,405,142)	-51%

Total assets	52,020,211	57,447,463	(5,427,252)	-9%

LIABILITIES
Current
Other payables	4,192,786	4,467,826	(275,040)	-6%
Lease obligations	57,768	56,207	1,561	3%
Derivative liability	—	2,646,269	(2,646,269)	-100%
Notes payable	1,825,288	1,908,412	(83,124)	-4%
	6,075,842	9,078,714	(3,002,872)	-33%
Non-current
Lease obligations	124,252	146,662	(22,410)	-15%
Total liabilities	6,200,094	9,225,376	(3,025,282)	-33%

SHAREHOLDERS' EQUITY
Class A share capital	201,500	201,500	—	0%
Class B share capital	111,946,628	97,815,149	14,131,479	14%
Warrant reserve	5,748,630	5,745,034	3,596	0%
Contributed surplus	24,078,474	23,091,099	987,375	4%
Foreign exchange translation reserve	778,755	(112,690)	891,445	-791%
Accumulated deficit	(96,933,870)	(78,518,005)	(18,415,865)	23%
Total shareholders' equity	45,820,117	48,222,087	(2,401,970)	-5%
Total liabilities and shareholders' equity	52,020,211	57,447,463	(5,427,252)	-9%

Assets

Current assets

Current assets increased by $6,055,140 or 53%, primarily due to increase in cash of $5,455,365 and increase in prepaid expenses of $1,541,931 offset by decrease in inventories of $942,939.

Cash increased by $5,455,365 primarily due to cash from financing activities.

Prepaid expenses and deposits increased by $1,541,931 or 358% primarily due to an increase in directors’ and officers’ insurance prepaid for NASDAQ listed companies.

Non-current assets

Intangible assets decreased by $1,498,762 or 7% primarily due to amortization expense for the six months ended June 30, 2020.

Property, plant and equipment decreased by $11,804,145 or 100%, due to classification as assets held for sale.

Other investments decreased by $9,974,825 or 85%, due to the sale of the investment in Cannara Biotech Inc., sale of Pharmadrug Inc. shares and the decrease in fair value of other investments.

Assets Held for Sale

Assets held for sale consists of the Company’s licensed cannabis business including the Cobourg Facility, all biological assets and inventory on hand, and all applicable Licenses held by FV Pharma (collectively the “Disposal Group”).

The following table shows the assets that were classified as held for sale as at June 30, 2020:

$
Inventories	262,443
Property, plant and equipment	11,660,307
11,922,750

Liabilities

Current liabilities

Trade and other payables decreased by $275,040 or 6%, primarily due to timing of invoice payments.

Derivative liability decreased by $2,646,269 as the Company issued 225,371 shares to Solarvest BioEnergy Inc. to settle in full the derivative liability.

Notes payable decreased by $83,124 or 4%, primarily due to the settlement of Prismic notes payable of USD $130,000 offset by a decline in the strength of the Canadian Dollar relative to the United States Dollar.

Non-current liabilities

Non-current portion of lease liability represents the Company’s obligations under an office lease. The lease matures on December 31, 2023.

Shareholders’ equity

Shareholder’s equity decreased by $2,401,970 or 5% compared to December 31, 2019 primarily due to net loss of $18,415,865 offset by the issuance of shares, share-based payments and gain on translation of foreign operations, for the six months ended June 30, 2020.

LIQUIDITY, CAPITAL RESOURCES AND FINANCING

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by continuing to invest in our future that is commensurate with the level of operating risk we assume. We determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

The financial statements and this MD&A has been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continuing operations of the Company are dependent upon the ability of the Company to complete the pharmaceutical research and development program centered on the lead asset, micro- palmitoylethanolamide (“micro-PEA”). The discontinued operations of the Company are in the process of being sold to fund the continuing operations.

As at June 30, 2020 the Company had cash of $13,388,102 representing an increase of $5,455,365 from December 31, 2019. This increase is primarily due to $8,470,524 of cash provided by investing activities and $9,236,210 of cash provided by financing activities, offset by $12,251,369 of cash used in operating activities.

Cash flows
	Six months ended June 30,
	2020	2019
	$	$
Cash
Net cash provided by (used in):
Cash used in continuing operating activities	(11,489,236)	(6,072,071)
Cash used in discontinued operating activities	(762,133)	(5,295,214)
Cash used in operating activities	(12,251,369)	(11,367,285)

Cash provided by continuing investing activities	8,470,524	2,329
Cash used in discontinued investing activities	—	(555,614)
Cash provided by (used in) investing activities	8,470,524	(553,285)

Cash (used in) provided by continuing financing activities	9,236,210	629,464

Net (decrease) increase in cash during the period	5,455,365	(11,291,106)

Cash Flows Used in Operating Activities

Cash flows used in continuing operating activities for the six months ended June 30, 2020 were $11,489,236 compared to cash flows used in continuing operating activities of $6,072,071 for the six months ended June 30, 2019. Cash flows used in discontinued operating activities for the six months ended June 30, 2020 were $762,133 compared to cash flows used in discontinued operating activities of $5,295,214 for the six months ended June 30, 2019.

Cash Flows Provided by (Used in) Investing Activities

Cash flows provided by continuing investing activities for the six months ended June 30, 2020 were $8,470,524 compared to cash flows of $2,329 provided by continuing investing activities for the six months ended June 30, 2019. The change is due to proceeds from sale of investments of $8,470,524 for the six months ended June 30, 2020. Cash flows used in discontinued investing activities was $nil for the six months ended June 30, 2020 compared to cash flows used in discontinued investing activities of $555,614 for the six months ended June 30, 2019. The difference is due to the purchase of equipment of $555,614 for the six months ended June 30, 2019.

Cash Flows Provided by Financing Activities

Cash flow provided by financing activities for the six months ended June 30, 2020 were $9,236,210 compared to cash flows of $629,464 provided by financing activities for the six months ended June 30, 2019. The increase is primarily due to proceeds of $9,185,158 from private placement and proceeds from exercise of stock options of $79,155 during the six months ended June 30, 2020 compared to proceeds of $629,464 from the exercise of stock options and warrants during the six months ended June 30, 2019.

CONTRACTUAL OBLIGATIONS

We have no significant contractual arrangements other than those noted in our financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements other than those noted in our financial statements.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with to key management and directors comprised the following:

● The Company paid operating expenses of $947,498 to a company owned by the CEO for the six months ended June 30, 2020, included in the consolidated statement of loss and comprehensive loss under various expense line categories. As of June 30, 2020 the Company has a related party loan receivable due from the CEO for $472,920 for withholding taxes paid by the Company on behalf of the CEO in relation to the Class B common shares issued.

● As of June 30, 2020 the Company has a related party loan receivable due from the President of FSD Biosciences Division for $29,079 for withholding taxes paid by the Company on behalf of the President of FSD Biosciences Division in relation to the Class B common shares issued.

● The Company pays independent directors $40,000 per annum, with the Chairman of each respective committee receiving an additional $10,000 per annum. Directors compensation for the three months ended June 30, 2020 was $163,111 (2019 - $61,667) which included $153,111 recognized as share-based compensation. As of March 31, 2020, directors have received their compensation for the 2020 fiscal year in advance, through the issuance of Class B shares.

Key management personnel compensation during the three and six months ended June 30, 2020 and 2019 is comprised of:

	For the three months ended June 30,		For the six months ended June 30,
		2019		2019
	2020	[Restated]	2020	[Restated]
	$	$	$	$
Salaries, benefits, bonuses and consulting fees	841,716	1,060,275	1,818,766	1,319,443
Share-based payments	389,200	2,937,339	3,097,014	2,937,339
Total	1,230,916	3,997,614	4,915,780	4,256,782

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. The Company does not currently have any material, outstanding trade receivables with customers.

The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company’s exposure to liquidity risk is dependent on the Company’s ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. Our trade and other payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company’s ability to complete development of its production facilities and carrying the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company’s results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

• Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company’s primary exposure with respect to foreign currencies is from US dollar denominated notes payable.

• Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as at June 30, 2020 as there are no material long-term borrowings outstanding.

• Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at June 30, 2020.

Fair values

The carrying values of cash, trade and other receivables, trade and other payables and notes payable approximate fair values due to the short-term nature of these items or being carried at fair value or, for notes payable, interest payables are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated interim statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

• Level 1 – Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

• Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 – Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Private company investments measured at fair value are classified as Level 3 financial instruments. The valuation method and significant assumptions used to determine the fair value of private company investments have been disclosed in the Other Investments note. During the three months and six months ended June 30, 2020, there were no transfers of amounts between levels.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to the audited consolidated financial statements for December 31, 2019 for a full discussion of our critical accounting policies and estimates.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by certain Directors of the Company.

On October 16, 2019, the Company completed a reverse share split of 201 to 1 Class B Shares. All share and per share amounts for all periods presented in the financial statements and this MD&A have been adjusted retrospectively to reflect the reverse share split.

The Company's outstanding capital was as follows as at the date of this MD&A:

Class A shares	72
Class B shares	12,982,199
Share options	1,627,563
Warrants	3,311,353

Subsequent events

On July 10, 2020, the Company entered into an Equity Distribution Agreement with A.G.P/Alliance Global Partners. Under the terms of the agreement, the Company may direct A.G.P. to sell Class B Subordinate Voting Shares of the Company for aggregate gross proceeds of up to USD $20 million during the term of the agreement. Sales of Class B Shares will be made through "at- the-market distributions" as defined in the Canadian Securities Administrators' National Instrument 44-102-Shelf Distributions.

On July 24, 2020, the board of directors of the Company authorized the issuance of 1,322,927 Class B Common Shares in aggregate as compensation to its directors, officers and certain of its employees. These shares are expected to be issued in August 2020.

On July 30, 2020, the Company announced that it has notified Health Canada of the Company’s decision to forfeit the licenses of FV Pharma and suspend all activities by FV Pharma within 30 days. FV Pharma was classified as held for sale and discontinued operations for the six months ended June 30, 2020.

On August 6, 2020, the Company issued 2,762,430 Class B Common Shares and 1,381,215 warrants for gross cash proceeds of approximately $13 million (USD $10 million). Each warrant is exercisable into one Class B Common Share at an exercise price of USD $4.26 per share for a period of five years.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, in a timely manner.

In addition, the Chief Executive Officer and Chief Financial Officer have designed or caused it to be designed under their supervision internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. The Chief Executive Officer and Chief Financial Officer have been advised that the control framework the Chief Executive Officer and the Chief Financial Officer used to design the Company’s ICFR uses the framework and criteria established in the Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its ICFR during the period ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect the Company’s ICFR. No such changes were identified through their evaluation.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, our disclosure controls and procedures and our internal controls over financial reporting are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.